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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response . . . .14.9

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Hungry Minds, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

44934106

(CUSIP Number)

Christopher J. Rupright, Esq.
Shartsis, Friese & Ginsburg LLP
One Maritime Plaza, 18th Floor
San Francisco, CA 94111

415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 29, 2001

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Marathon Capital Management Group, L.L.C.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XXX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 946,800
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 946,800

11. Aggregate Amount Beneficially Owned by Each Reporting Person 946,800

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.4%

14. Type of Reporting Person (See Instructions)

OO and IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Peter R. Gardiner

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XXX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF and PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 11,100
8. Shared Voting Power 949,900
9. Sole Dispositive Power 11,100
10. Shared Dispositive Power 949,900

11. Aggregate Amount Beneficially Owned by Each Reporting Person 961,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.5%

14. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Marathon Capital Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 946,800
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 946,800

11. Aggregate Amount Beneficially Owned by Each Reporting Person 946,800

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.4%

14. Type of Reporting Person (See Instructions)

PN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Peter A. B. Gardiner

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XXX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 3,100
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 3,100

11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,100

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 0.02%

14. Type of Reporting Person (See Instructions)

IN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Hungry Minds, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 909 Third Avenue, New York, NY 10022.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Marathon Capital Management Group, L.L.C. a Delaware limited liability company ("MCM");
Marathon Capital Partners, L.P., a Delaware limited partnership ("MCP"); Peter R. Gardiner ("Gardiner"); and Peter A.B. Gardiner ("PABG")
(collectively, the "Filers").

MCP is filing this statement jointly with the other Filers, but not as a member of a group and expressly disclaims membership in a group.

(b) The business address of the Filers is:
9595 Wilshire Blvd., Suite 700, Los Angeles, CA 90212.

(c) Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
MCM is the investment adviser to and the general partner of MCP, which is an investment limited partnership. Gardiner is a managing member of MCM. PABG is Gardiner's father and is not employed.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Gardiner and PABG are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
MCM (1)	AF	$10,718,837.80
MCP	WC	$10,718,837.80
Gardiner (2)	AF and PF	$118,374.88
PABG	PF	$35,889.70

(1) Includes funds of MCP invested in Stock.
(2) Includes funds of a minor child of Gardiner.

Item 4. Purpose of Transaction

The Filers believe that the Issuer is worth significantly more than its current market value. Chief among the Issuer's valuable assets are its dominant brands, its enormous intellectual property value, its ability to generate substantial amounts of after-tax free cash flow and its historically high returns on invested capital.

However, the Filers also believe that these core value-drivers must be actively nurtured, and, indeed, protected, from dilution and dissipation in order for their full value to be realized on behalf of shareholders.

To this end, the Filers propose that the Issuer's Board of Directors immediately engage the services of an investment banker for the purpose of considering such asset dispositions, strategic partnerships and/or recapitalization transactions as may contribute to the immediate unlocking of the company values for all shareholders. The Filers believe that the Board has an obligation to all public shareholders to consider such actions, including the outright sale of the company to a third party or, alternatively, a privatization transaction at a price which yields fair value for all public shareholders.

The Filers have been in contact with members of the Board, the Issuer's management and the majority shareholder of the Issuer, International Data Group, Inc., regarding these issues and may continue and expand such communications in the future.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock on the Nasdaq National Market System on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since December 29, 2000:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share
MCP	P	12-29-00	30,000	5.9311
MCP	P	1-03-01	1,500	6.0400
MCP	P	1-17-01	10,600	6.6710
MCP	P	1-18-01	1,700	6.7899
MCP	P	1-19-01	1,000	7.1700
MCP	P	1-24-01	3,500	7.9628
MCP	P	1-25-01	3,600	7.7843
MCP	P	1-26-01	1,600	7.7893
MCP	P	1-30-01	4,500	7.3250
MCP	P	1-31-01	2,600	7.0357
MCP	P	2-02-01	4,800	6.5331
MCP	P	2-09-01	4,700	7.0714
MCP	P	3-29-01	10,000	6.1878
MCP	P	3-30-01	40,000	6.4052

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

MCM is the general partner of MCP pursuant to a limited partnership agreement providing to MCM the authority, among other things, to invest the funds of such client in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreement, the general partner of such client is entitled to allocations based on assets under management and realized and unrealized gains. Gardiner has voting and dispositive control of the Stock owned by PABG, but no pecuniary interest in such Stock.

Item 7. Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2001

MARATHON CAPITAL MANAGEMENT GROUP, L.L.C. By: Peter R. Gardiner, Managing Member	MARATHON CAPITAL PARTNERS, L.P. By: Marathon Capital Management Group, L.L.C. By: Peter R. Gardiner Managing Member
Peter R. Gardiner	Peter A.B. Gardiner By: Peter R. Gardiner, Attorney-in-Fact

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Hungry Minds, Inc.. For that purpose, the undersigned hereby constitute and appoint Marathon Capital Management Group, L.L.C., a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: December 27, 2000

MARATHON CAPITAL MANAGEMENT GROUP, L.L.C. By: Peter R. Gardiner, Managing Member	MARATHON CAPITAL PARTNERS, L.P. By: Marathon Capital Management Group, L.L.C. By: Peter R. Gardiner Managing Member
Peter R. Gardiner	Peter A.B. Gardiner By: Peter R. Gardiner, Attorney-in-Fact